SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM 11-K

                            ------------------------

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                            ------------------------



                     SANTA FE SNYDER SAVINGS INVESTMENT PLAN

                            ------------------------



                           SANTA FE SNYDER CORPORATION
                             840 GESSNER, SUITE 1400
                              HOUSTON, TEXAS 77024

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                               SANTA FE SNYDER
                                                       SAVINGS INVESTMENT PLAN



                                          By: /S/ Mark A. Older
                                          --------------------------------------
                                                  Mark A. Older
                                                  Member - Employee Benefits
                                                           Committee

Date:  JUNE 28, 2000

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                         PAGE
(a)  Financial Statements:

     Report of Independent Accountants                                     1

     Statement of Net Assets Available for Benefits at
       December 31, 1999 and 1998                                          2

     Statement of Changes in Net Assets Available for Benefits
       for the Years Ended December 31, 1999 and 1998                      3

     Notes to Financial Statements                                      4 - 10

(b)  Additional Information:*

     Schedule of Assets Held for Investment Purposes as of
       December 31, 1999                                                   11

(c)  Exhibits

     23(a) - Consent of Independent Accountants




* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Employee Benefits Committee of the
Santa Fe Snyder Savings Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Santa Fe Snyder Savings Investment Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2000

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                        1999          1998

Investments, at fair value:
   Mutual funds                                     $ 58,690,177  $ 33,679,349
   Santa Fe Snyder Corporation common stock           12,854,642     8,162,376
   Loans to participants                               1,423,092     1,296,679
                                                    ------------- -------------
      Total investments                               72,967,911    43,138,404
Receivables:
   Employer contributions                                626,138       218,873
                                                    ------------- -------------

Net assets available for plan benefits              $ 73,594,049  $ 43,357,277
                                                    ============= =============




   The accompanying notes are an integral part of these financial statements.

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                    1999           1998
                                                                ------------   ------------
Additions to net assets attributable to:-
   Investment income:
     Interest and dividends .................................   $  3,222,390   $  1,524,718
     Net appreciation (depreciation) in value of investments:
      Mutual funds ..........................................      8,335,154      3,348,664
      Santa Fe Snyder Corporation common stock ..............      1,043,864     (3,560,216)
   Contributions:
     Employer ...............................................      1,984,112      1,199,979
     Employees ..............................................      2,709,358      2,844,206
     Transfer from other plan ...............................     18,313,485
                                                                ------------   ------------
      Total additions .......................................     35,608,363      5,357,351
                                                                ------------   ------------
Deductions to net assets attributed to:
   Trustee fees .............................................          2,378          1,358
   Net benefits paid to participants ........................      5,369,213      1,150,468
                                                                ------------   ------------
      Total deductions ......................................      5,371,591      1,151,826
                                                                ------------   ------------
Changes in net assets .......................................     30,236,772      4,205,525
Net assets available for plan benefits:
   Beginning of period ......................................     43,357,277     39,151,752
                                                                ------------   ------------

   End of period ............................................   $ 73,594,049   $ 43,357,277
                                                                ============   ============


   The accompanying notes are an integral part of these financial statements.

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Santa Fe Snyder Savings Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions, as the document is controlling at all times.

      GENERAL

      The Plan is a defined contribution plan for employees of Santa Fe Snyder Corporation (SFS or the Company) and is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

      Effective May 5, 1999, Santa Fe Energy Resources, Inc. merged with Snyder Oil Corporation and adopted the name SFS. In conjunction with the merger, the Board of Directors approved a merger between the Plan and the Snyder Oil Corporation Profit Sharing and Savings Plan. The Board of Directors also approved the immediate vesting of Plan benefits for all persons employed on the merger date.

      ADMINISTRATION OF THE PLAN

      The Plan is administered by the Employee Benefits Committee appointed by the Board of Directors of the Company. Effective April 1, 1996, Putnam Fiduciary Trust Company was appointed trustee and recordkeeper of the Plan, and all Plan assets were transferred to the new trustee's custody.

      ELIGIBILITY

      Substantially all salaried, full-time employees of the Company are eligible to participate in the Plan on the first day of the month following their date of hire. Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating investment allocations for such deductions. At December 31, 1999, there were 599 participants in the Plan.

      CONTRIBUTIONS

      Participants may elect to contribute from 1% to 12% of their annual base pay. Tax deferred contributions to the Plan by individual employees were limited to $10,000 in 1999 and 1998. This limitation is periodically adjusted to reflect cost-of-living adjustments. Further, the Internal Revenue Code (the Code) limits the total amount of contributions and forfeitures to the Plan (and all other defined contribution plans of the Company) to the lesser of 25% of total annual compensation or $30,000 per participant. The Plan is also subject to the "top-heavy" rules and regulations promulgated under the Code. These rules generally provide that for any Plan year in which the Plan is "top-heavy," certain additional restrictions apply to contributions made on behalf of key employees. There were no

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

      such restrictions on the Plan due to "top-heavy" provisions during 1999 or 1998.

      The Company matches employee contributions for an amount up to 4% of each participant's base salary (the Regular Matching Contribution). In addition, if at the end of each fiscal year the Company's financial performance for such year has met or exceeded certain predetermined criteria, each participant will receive an additional matching contribution (the Performance Matching Contribution) of up to 50% of the Regular Matching Contribution. For the years ended December 31, 1999 and 1998, the Company made Performance Matching Contributions of $626,138 and $218,873, respectively. The Performance Matching Contribution amounts for 1999 and 1998 are accrued as a receivable from employer in the statement of net assets available for plan benefits at December 31, 1999 and 1998. Both the Regular and Performance Matching Contributions are entirely in the form of Company stock and are held in the Company Stock Fund.

      A participant who receives a qualifying distribution from a former employer's retirement or savings plan may contribute the distribution to the Plan provided that such contribution qualifies as a "rollover" contribution in accordance with Section 402 of the Code, or is made by a direct trust-to-trust transfer.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) earnings from Plan funds in which the participant has invested and (c) forfeitures of the unvested portion of terminated participants' accounts (which reduce the Company's contribution). Allocations are based on participant earnings or account balances, as defined.

      VESTING

      Participants are 100% vested at all times with respect to their contributions and rollover accounts. Participants' employer contributions vest at a rate of 20% per year for each full year of service and become 100% vested after five full years of service, or in the case of death, total disability, attainment of normal retirement age or in certain other circumstances.

      INVESTMENTS

      Participants can direct all contributions made on their behalf into one or all of the Plan's investment funds. Contribution rates may be changed at any time.

      Effective April 1, 1996 and continuing through December 31, 1999, the eight investment funds of the Plan were as follows:

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

      FUND 1 - the "Stable Value Fund" invests primarily in a collective investment trust consisting of high-quality annuity investment contracts issued by insurance companies or banks to preserve capital and maintain a consistent yield of current income. The fund also maintains investments in two previously negotiated guaranteed investment contracts issued by an insurance company that were transferred to the fund from the Plan's previous trustee. For liquidity purposes, a portion of the fund's assets are invested in high-quality money market instruments. The fund is managed by Putnam Investments, Inc.

      FUND 2 - the "Growth and Income Fund" invests primarily in the stock of large, well-established corporations in a variety of industries with an above-average history of dividend payments. The Fund's goal is to obtain long-term capital appreciation while also providing current income. The fund is managed by Putnam Investments, Inc.

      FUND 3 - the "Total Return Fund" invests in a combination of (a) large corporation stocks that are historically strong performers and (b) high-quality fixed-income securities. The objective of this Fund is to achieve a high total return, long-term capital appreciation and current income. The fund is managed by Invesco Funds Group, Inc.

      FUND 4 - the "Putnam S&P Index Fund" invests in the common stock of the 500 industrial, utility, financial and transportation companies that comprise the Standard & Poor's 500 Stock Composite Index. The Fund attempts to mirror the performance of such index. The fund is managed by Putnam Investments, Inc.

      FUND 5 - the "Voyager Fund" invests primarily in the common stock of smaller, growth-oriented companies and larger, well-established corporations that the fund manager believes offer above-average growth potential. The fund's investment objective is rapid capital appreciation. The fund is managed by Putnam Investments, Inc.

      FUND 6 - the "Overseas Growth Fund" invests in the common stock of companies located outside of North America, that offer above-average growth potential. The Fund's overall objective is long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

      FUND 7 - the "New Opportunities Fund" invests primarily in the common stock of companies within certain emerging industry groups which have been identified by the fund manager as having above-average potential for growth. The Fund's overall objective is long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

      FUND 8 - the "Company Stock Fund" invests in the common stock of the Company. Dividends and other distributions, or amounts received in respect of Company stock, are reinvested in additional shares, and each participant's account is credited with a proportionate number of the incremental shares.

      LOANS

      Loans may be made pursuant to the Plan. With respect to Plan loans, the provisions of the Plan (1) allow for the securing of loans by, among other things, the value of the participants' vested account balance, (2) establish a reasonable rate of interest, (3) set forth maximum loan terms,
      (4) establish any minimum and maximum loan amounts and (5) establish a fixed repayment schedule. Two loans per employee may be outstanding at one time; a third loan will not be permitted until one of the prior loans has been paid in full.

      During 1999 and 1998, $763,750 and $677,883 of new loans were issued to participants, and $606,087 and $623,427 of principal payments were received from participants, respectively. At December 31, 1999, the interest rate charged on loans from the Plan ranged from 8.75% to 9.5%, depending upon the prime rate on the date of the loan.

      WITHDRAWALS, TRANSFERS AND FORFEITURES

      In the event of a participant's death, 100% of the participant's account balance is paid to designated beneficiaries. In the event of termination of employment, participants receive a distribution equal to the vested value of their account as of the valuation date on or following their termination of employment or normal retirement date. As allowed by the Code, the Plan also provides for hardship withdrawals under certain circumstances. Distributions may be made in a lump-sum payment or through monthly instalments for a specified period, or in the case of accounts invested in the Company Stock Fund, may be paid all in stock or part in stock and part in cash.

      Forfeitures of unvested employer contributions are applied against future employer contributions. Such forfeitures were $41,519 and $70,363 for the years ended December 31, 1999 and 1998, respectively.

      AMENDMENT AND TERMINATION

      The Board of Directors of the Company may, at any time, amend, discontinue contributions or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

      The Plan was amended on May 5, 1999 to approve full vesting of employees of record on May 5, 1999 and determine contribution and other features of the Plan as it relates to the merger with the

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

      Snyder Oil Corporation Profit Sharing and Savings Plan. No additional amendments were made during plan year 1999.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      METHOD OF ACCOUNTING
      Financial statements of the Plan are prepared on the accrual basis of accounting and include all adjustments necessary to present fairly the financial statements of the Plan in accordance with generally accepted accounting principles.

      VALUATION OF INVESTMENTS
      Investments in the Stable Value Fund are valued at contract or fair market value. Valuations of investments in common stock and shares in registered investment company funds are based upon published quotations for the last business day of the Plan year. The valuation of the Putnam S&P Index Fund is based upon its closing sales price reported for the last business day of the year. Loans are valued at cost which approximates fair market value.

      CONTRIBUTIONS
      Employee contributions are recorded in the periods in which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the comparable period.

      INCOME RECOGNITION
      Investment income from dividends and interest is recorded on the accrual basis, with dividends accrued on the ex-dividend date.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      BENEFITS
      Benefit claims are accrued when they have been processed and approved for payment by the Plan. Claims processed and approved, but unpaid as of the Plan's fiscal year end, are not shown as liabilities on the statement of net assets available for plan benefits but are reflected as liabilities on the Plan's Form 5500.

      EXPENSES
      Plan administrative expenses are borne by the Company, except for loan origination and maintenance fees related to Plan loans which are paid by the participants.

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

      USE OF ESTIMATES
      The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the periods in which certain items of revenue and expense are included. Actual results may differ from such estimates.

      NEW ACCOUNTING STANDARDS
      Effective December 15, 1999, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the SOP). The SOP modifies disclosures related to participant-directed investments, significant investment holdings of the Plan and benefit-responsive investment contracts. The Plan's financial statement disclosures, where applicable, have been conformed to the SOP.

3.    FEDERAL INCOME TAX STATUS OF THE PLAN
      The Internal Revenue Service issued a favorable letter of determination with respect to the tax status of the Plan dated November 19, 1997. Management believes the Plan's design and operations are in compliance with the applicable requirements of the Internal Revenue Code (Code). Therefore, the related trust is exempt from federal income tax under Code
      Section 501(a).

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

4.    INVESTMENTS

      The following table represents the fair values of investments as of December 31, 1999 and 1998. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                                                           1999          1998
      Investments at fair value as determined by
       quoted market price:
        Company Stock Fund .........................................   $12,854,642   $ 8,162,376
        Total Return Fund ..........................................     4,975,316     2,933,781
        Grown & Income Fund ........................................                   2,764,496
        Voyager Fund ...............................................     8,451,399     5,104,664
        Stable Value Fund ..........................................    12,631,982     9,567,604
        New Opportunities Fund .....................................    12,000,938     4,441,486
        S&P Index Fund .............................................    13,813,945     7,233,742
        Other collective trust funds ...............................     6,816,597     1,633,576
                                                                       -----------   -----------
           Total fair value of investments .........................   $71,544,819   $41,841,725
                                                                       ===========   ===========

5.    SUBSEQUENT EVENT

      On May 25, 2000, the Company and Devon Energy Corporation agreed to merge. The effect of the merger on the Plan has not been determined.

SANTA FE SNYDER SAVINGS INVESTMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

  (A)                                            (C)                               (D)
PARTY-IN-            (B)                     DESCRIPTION           NUMBER        CURRENT
INTEREST            ISSUER                  OF INVESTMENT        OF SHARES        VALUE

   *      Putnam Investments, Inc.     Company Stock Fund          1,606,834    $12,854,642

          Invesco Funds Group, Inc.    Total Return Fund             171,800      4,975,316
   *      Putnam Investments, Inc.     Growth & Income Fund          178,910      3,354,555
   *      Putnam Investments, Inc.     Voyager Fund                  272,978      8,451,399
   *      Putnam Investments, Inc.     Stable Value Fund          12,631,982     12,631,982
   *      Putnam Investments, Inc.     New Opportunities Fund        131,936     12,000,938
   *      Putnam Investments, Inc.     Overseas Growth Fund          116,646      3,462,042
   *      Putnam Investments, Inc.     S&P Index Fund                395,362     13,813,945
          Participant loans            Range of maturities -
                                         March 31, 1998 -
                                         February 25, 2013                        1,423,092
                                                                               ------------

                 Total current value of investments                             $72,967,911
                                                                               ============

* Invested with a party-in-interest to the Plan as defined by ERISA.